UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33556

Spectra Energy Partners, LP

(Exact name of registrant as specified in its charter)

5400 Westheimer Court

Houston, Texas 77056

(713) 627-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units

(Title of each class of securities covered by this Form)

4.60% Senior Notes due 2021

4.750% Senior Notes due 2024

5.950% Senior Notes due 2043

3.50% Senior Notes due 2025

4.50% Senior Notes due 2045

3.375% Senior Notes due 2026

Floating Rate Senior Notes due 2020

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 3

Pursuant to the requirements of the Securities Exchange Act of 1934, Spectra Energy Partners, LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 27, 2018	Spectra Energy Partners, LP
	By:	Spectra Energy Partners (DE) GP, LP, its general partner
	By:	Spectra Energy Partners GP, LLC, its general partner

	By:	/s/ Stephen J. Neyland
	Name:	Stephen J. Neyland
	Title:	Vice President-Finance